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                                                                    EXHIBIT 99.2





F O R    I M M E D I A T E    R E L E A S E

                                                April 9, 1997
                                                For more information contact:
                                                Erin Ibele - (419) 247-2800
                                                Ed Lange - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                        EXERCISE OF OVER ALLOTMENT OPTION

Toledo, Ohio, April 9, 1997..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today that the underwriters for the company's March 11, 1997 offering of 3,000,000 common shares have exercised an over allotment option to purchase 150,000 additional common shares at a purchase price of $24.375 per share. As a result of this exercise, the offering has been increased to 3,150,000 shares at a total purchase price of $76,781,250.

Alex. Brown & Sons Incorporated acted as the Manager of the underwriting group, and NatWest Securities Limited, Smith Barney Inc. and EVEREN Securities, Inc. acted as Co-Managers. The net proceeds will be used to invest in additional health care properties.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1996, the company had investments in 137 health care facilities in 28 states and had total assets of approximately $520 million.

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